Exhibit 99. (d)(17)(A)

Notice of Termination of Subadvisory Agreement as to

REAL ESTATE EQUITY FUND

(a series of John Hancock Funds II ("JHF II"))

T. Rowe Price Associates, Inc. ("T. Rowe Price")

Notice is hereby given that the Subadvisory Agreement with respect to Real Estate Equity Fund, a series of JHF II, dated January 1, 2014, as amended, between John Hancock Advisers, LLC (the "Adviser") and T. Rowe Price (the "Agreement") is terminated as a result of the Fund's liquidation effective as of the close of business April 20, 2018 (the "Termination Date").

John Hancock Advisers, LLC

By: /s/ Philip Fontana
Name: Philip Fontana
Title: Vice President